EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is entered and effective as of February 3, 2020 (the “Effective Date”), by and between American Battery Metals Corporation with an address at 930 Tahoe Blvd, Suite 802-16 Incline Village, NV 89451 (the “Company”) and Jiajia Meng (“Employee” and together with the Company, the “Parties.”).

RECITALS

A.The Company has requested that Employee provide technical services (the "Services" as further described on Exhibit A hereto) to the Company, and Employee has agreed to provide such services.

B.The Parties would like to enter into this Agreement to define the Parties' rights and obligations under which Employee shall provide the Services to the Company.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE 1.

EMPLOYMENT AND DUTIES

1.1Employment. The Company hereby employs Employee as to provide the Services and Employee hereby accepts such employment, on the terms and conditions set forth below.

1.2Term. This Agreement shall begin on the Effective Date continue for a three-year period or until terminated by either Party pursuant to Article 3 (the "Term").

1.3Duties. Employee agrees to undertake and perform all duties and services required to perform the Services. A summary of the Services are set forth in Exhibit A. Employee shall report to Ryan Melsert, CTO of the Company. Employee shall perform the services contemplated herein faithfully, diligently, to the best of Employee's ability, and in the best interests of the Company.

1.4Devotion of Time; General Responsibilities. Employee shall devote Employee's full and exclusive business time and efforts to the rendition of such services. Employee shall at all times perform such services in compliance with any and all laws, rules, regulations, and policies applicable to the Company. Employee shall, at all times during their employment adhere to and obey any and all written internal rules and regulations governing the conduct of the Company's employees, as established or modified from time to time; provided, however, that, in the event of any conflict between the provisions of this Agreement and any such rules or regulations, the provisions of this Agreement shall control. Employee acknowledges that the Company is a public company and that Employee shall be required to adhere to the Company's policies related thereto.

1.5Exclusive Services. During their employment by the Company, Employee shall not, without the express prior written consent of the Company, engage directly or indirectly in any outside employment or consulting of any kind whether or not Employee receives remuneration for such services, or other activity that relates to any line of business in which the Company or any of its affiliates are at that time engaged or plans to engage in, or that would otherwise conflict with Employee's employment obligations, contractual duties, or fiduciary obligations to the Company; provided, however, that nothing in this Agreement shall prevent Employee from owning, in the aggregate, five percent (5%) or less of the outstanding equity interests of a company whose securities are traded on a national security exchange or on an over- the-counter market.

ARTICLE 2.

COMPENSATION

2.1Employee Payments. During the term, Employee shall receive the salary set forth on Exhibit A. (the "Salary"). The Salary will be paid according to the Company's regular payroll practice throughout the calendar year.

2.2Bonuses. Any bonuses that Employee shall be entitled to, if any, shall be listed on Exhibit A. Unless stated explicated otherwise, all bonuses shall only be as approved by the Board of Directors of the Company in their sole and absolute discretion.

2.3Equity Compensation. Any equity expenses that Employee shall be entitled to, if any, shall be listed on Exhibit A.

2.4Company Employee Benefits. Employee shall be entitled to participate in the Company's medical insurance plan for employees to the extent the Company obtains such a plan. Prior to the Company obtaining such a plan, the Company shall reimburse Employee for the expenses set forth on Exhibit A.

2.5Reimbursement for Expenses. The Company shall reimburse Employee for any and all reasonable and documented actual business expenses that Employee incurs from time to time in the performance of their duties under this Agreement, provided that reimbursement shall be made in accordance with the policies and practices of the Company then in effect and approved by the chief executive officer of the Company. Reimbursement shall be paid promptly upon presentation of expense statements or vouchers and such other supporting information as the Company from time to time may reasonably require.

2.6Vacation. Employee shall be entitled to personal time, to be used for sick and vacation time, earned based on hours worked, to a maximum of two weeks per year. Generally, Employees are not permitted to use personal time in excess of time earned. The Company desires Employee to use Employee's full vacation entitlement. Employee shall take no more than two continuous weeks of vacation at any time. Additionally, other than for sickness, accident, or military leave or duty or as otherwise required by law, Employee may take no personal leaves of absence, with or without compensation, without the express consent and approval of the Company. Vacation time not used in any calendar year may be carried forward, provided, however, that, once Employee has accrued a number of vacation days equal to four weeks, Employee shall not be eligible to accrue additional days of vacation until he has taken one or more days of vacation..

ARTICLE 3.

TERMINATION

3.1Termination. Either party shall have the right to terminate this Agreement upon written notice, with or without "Cause" (as defined below), before the expiration of the Term. Whatever the circumstances of the termination may be Employee shall continue to be bound after termination by Articles 5, 6, 7, and 8 of this Agreement. Employee acknowledges that the Company has made no promise to Employee that he will be retained for any particular amount of time and that the Company may terminate Employee's services for any reason whatsoever. The date of any termination pursuant to this Section 3.1 shall be referred to as the "Termination Date".

3.2Termination for Cause or by Employee. If this Agreement is terminated for Cause or if Employee terminates this Agreement prior to the period set forth in Section 1.2, Employee shall forfeit any cash, equity compensation or bonus compensation not already received by Employee or not already vested as of the Termination Date. In addition, Employee may be required to return equity compensation already granted as set forth in Exhibit A.

3.3Termination without Cause by Employer. If the Company terminates this Agreement without Cause, Employee shall receive their Salary for an additional six (6) months and shall receive any equity compensation or bonus compensation prorated up until the Termination Date, provided, however, that any equity compensation or bonus compensation shall be at the discretion of the Board of Directors unless otherwise provided for on Exhibit A.

3.4Cause. For purposes of this Agreement, "Cause" shall mean the following (i) Employee's commission of an act of fraud, theft or dishonesty against the Company; (ii) the arrest of Employee for any act involving dishonest conduct or other act of moral turpitude; (iii) willful or wanton misconduct, recklessness, or gross negligence by Employee in the performance of the Services; (iv) Employee's breach of their fiduciary duties to the Company; (v) conduct by Employee that could harm the Company's reputation or goodwill or that otherwise could undermine the best interests of the Company or affiliated entities; (vi) if Employee is determined to have a "bad actor" disqualification as set forth in Rule 506(d) of Regulation D under the Securities Act of 1933, (vii) a breach by Employee of any obligation, representation, or warranty under this Agreement, (viii) unwillingness of the Employee to perform the Services continuing for a period of five (5) business days after notice to Employee; and (ix) any additional events as set forth in Exhibit A.

ARTICLE 4.

NON-SOLICITATION AND NON-COMPETE

4.1Non-Solicitation of Employees. So long as Employee is receiving compensation payments from the Company and one year following such time, Employee shall not directly or indirectly solicit for employment or for independent contractor work any employee of the Company or its affiliates, and shall not encourage any such employee to leave the employment of the Company or its affiliates.

4.2Non-Compete. Employee agrees that so long that Employee is receiving compensation payments from the Company; Employee will not be an employee, agent, director, owner, partner, financial backer, creditor or otherwise directly or indirectly be connected with or provide services to or participate in the management, operation or control of any Company which is in direct competition to the Company.

ARTICLE 5.

CONFIDENTIALITY

5.1Nondisclosure. Employee acknowledges that in the course of providing services to the Company, Employee will have access to confidential information. Confidential information includes, but is not limited to, information about either the Company's clients, the terms and conditions under which the Company or its affiliates deals with clients, pricing information for the purchase or sale of assets, customer lists, research materials, manuals, computer programs, formulas for analyzing asset portfolios, techniques, data, marketing plans and tactics, technical information, lists of asset sources, the processes and practices of the Company, all information contained in electronic or computer files, all financial information, salary and wage information, and any other information that is designated by the Company or its affiliates as confidential or that Employee knows is confidential, information provided by third parties that the Company or its affiliates are obligated to keep confidential, and all other proprietary information of the Company or its affiliates. Employee acknowledges that all confidential information is and shall continue to be the exclusive property of the Company or its affiliates, whether or not prepared in whole or in part by Employee and whether or not disclosed to or entrusted to Employee in connection with service for the Company. Employee agrees not to disclose confidential information, directly or indirectly, under any circumstances or by any means, to any third persons without the prior written consent of the Company. Employee agrees that he will not copy, transmit, reproduce, summarize, quote, or make any commercial or other use whatsoever of confidential information, except as may be necessary to perform work done by Employee for the Company. Employee agrees to exercise the highest degree of care in safeguarding confidential information against loss, theft or other inadvertent disclosure and agrees generally to take all steps necessary or requested by the Company to ensure maintenance of the confidentiality of the confidential information.

5.2Exclusions. Section 5.1 shall not apply to the following information: (a) information now and hereafter voluntarily disseminated by the Company to the public or which otherwise becomes part of the public domain through lawful means; (b) information already known to Employee as documented by written records which predate the Effective Date; (c) information subsequently and rightfully received from third parties and not subject to any obligation of confidentiality; and (d) information independently developed by Employee after termination of their services.

5.3Subpoenas; Cooperation in Defense of the Company. If Employee, during the Term or thereafter, is served with any subpoena or other compulsory judicial or administrative process calling for production of confidential information or if Employee is otherwise required by law or regulation to disclose confidential information, Employee will immediately, before making any such production or disclosure, notify the Company and provide it with such information as may be necessary for the Company to take such action as the Company deems necessary to protect its interests. Employee agrees to cooperate reasonably with the Company, whether during the Term or thereafter, in the prosecution or defense of all threatened claims or actual litigation in which the Company is or may become a party, whether now pending or hereafter brought, in which Employee has knowledge of relevant facts or issues. Employee shall be reimbursed for their reasonable expenses for travel time due to cooperating with the prosecution or defense of any litigation for the Company.

5.4Disclosure of and/or Trading on Material Nonpublic Information. Employee acknowledges that Company is a public company and that in performing the Services he may have access to material nonpublic information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Nonpublic information is information that is not generally known or available to the public. Employee agrees not to discuss any material nonpublic information with any third parties and to refrain from buying or selling any securities based on any material nonpublic information learned in performing the Services unless such disclosure or trading is permitted under applicable state and federal securities laws.

5.5Confidential Proprietary and Trade Secret Information of Others. Employee represents that he has disclosed to the Company any agreement to which Employee is or has been a party regarding the confidential information of others and Employee understands that Employee's execution of this Agreement with the Company will not require Employee to breach any-such agreement. Employee will not disclose such confidential information to the Company nor induce the Company to use any trade secret or proprietary information received from another under an agreement or understanding prohibiting such use or disclosure.

5.6No Unfair Competition. Employee hereby acknowledges that the sale or unauthorized use or disclosure of any of the Company's confidential material obtained by Employee by any means whatsoever, at any time before, during, or after the Term shall constitute unfair competition. Employee shall not engage in any unfair competition with the Company or its affiliates either during the Term, or at any time thereafter.

5.7Remedies. The Company shall have all remedies in law and equity against Employee (including special and consequential damages) for damages to the Company caused by the violations of Articles 4 or 5.

ARTICLE 6.

COMPANY'S OWNERSHIP IN EMPLOYEE'S WORK

6.1Company's Ownership. Employee agrees that all inventions, discoveries, improvements, trade secrets, formulae, techniques, processes, and know-how, whether or not patentable, and whether or not reduced to practice, that are conceived or developed during the Term, either alone or jointly with others, if on the Company's time, using the Company's equipment, supplies, facilities, or trade secret information or relating to the Company shall be owned exclusively by the Company, and Employee hereby assigns to the Company all Employee's right, title, and interest in all such intellectual property. The Employee agrees that the Company shall be the sole owner of all domestic and foreign patents or other rights pertaining thereto, and further agrees to execute all documents that the Company reasonably determines to be necessary or convenient for use in applying for, prosecuting, perfecting, or enforcing patents or other intellectual property rights, including the execution of any assignments, patent applications, or other documents that the Company may reasonably request. This provision is intended to apply only to the extent permitted by applicable law.

6.2Ownership of Copyrights. Employee agrees that all original works of authorship not otherwise within the scope of Section 6.1 that are conceived or developed during Employee's engagement with the Company, either alone or jointly with others, if on the Company's time, using Company's facilities, or relating to the Company shall be owned exclusively by the Company, and Employee hereby assigns to the Company all of Employee's right, title, and interest in all such original works of authorship. Employee agrees that the Company shall be the sole owner of all rights pertaining thereto, and further agrees to execute all documents that the Company reasonably determines to be necessary or convenient for establishing in Company's name the copyright to any such original works of authorship. Employee shall claim no interest in any inventions, copyrighted material, patents, or patent applications unless Employee demonstrates that any such invention, copyrighted material, patent, or patent application was developed before he began providing any services for Company. This provision is intended to apply only to the extent permitted by applicable law.

6.3Ownership of Records. Any written record that Employee may maintain of inventions, discoveries, improvements, trade secrets, formulae, processes, or know-how, whether or not patentable and whether or not reduced to practice, and any such records relating to original works of authorship made by Employee, alone or jointly with others, in the course of Employee's engagement with the Company shall remain the property of the Company. Employee shall furnish the Company any and all such records immediately upon request.

6.4Ventures. If Employee, during engagement with the Company, is engaged in or associated with the planning or implementation of any project, program, or venture involving the Company and any third parties, all rights in the project, program, or venture shall belong to the Company, and Employee shall not be entitled to any interest therein or to any commission, finder's fee, or other compensation in connection therewith other than the compensation to be paid to Employee as provided in this Agreement.

6.5Return of Company's Property and Materials. Upon termination of Employee's services with the Company, Employee shall deliver to the Company all Company property and materials that are in Employee's possession or control, including all of the information described as confidential information in Section 5.1 of this Agreement and including all other information relating to any inventions, discoveries, improvements, trade secrets, formulae, processes, know-how, or original works of authorship of the Company.

ARTICLE 7.

INDEMNIFICATION

7.1By the Company. The Company agrees to indemnify and hold harmless Employee with respect to any liability (and actions in respect thereof) incurred by the Employee by virtue of the performance of the Services hereunder and shall reimburse Employee for any legal or other expenses reasonably incurred in connection with investigating or defending any such liability or action, provided that the Company shall have the right to control the defense of any claim giving rise to such liability and no such claim shall be settled without the consent of the Company. The foregoing provisions shall survive termination of this Agreement and any investigation with respect thereto by any party hereto and shall not apply to any such losses, claims, related expenses, damages or liabilities arising out of or in connection with Employee's willful misconduct, fraud, negligence or material breach of this Agreement.

7.2By Employee. Employee agrees to indemnify and hold harmless the Company (including each of its directors, officers, employees, partners and agents) with respect to any liability (and actions in respect thereof) incurred by Company arising under or related to Employee's breach or alleged breach of any representation, covenant, or warranty in this Agreement or any reckless, negligent or intentional misconduct of the Employee and shall reimburse the Company for any legal or other expenses reasonably incurred in connection with investigating or defending any such liability or action. The foregoing provisions shall survive termination of this Agreement and any investigation with respect thereto by any party hereto.

ARTICLE 8.

ARBITRATION

Except for disputes, controversies, or claims or other actions seeking injunctive or equitable relief, which may be brought before any court having jurisdiction, any controversy, dispute, or claim ("Claim") whatsoever between Employee on the one hand, and the Company, or any of its affiliated entities or any of its employees, officers, directors, agents, and representatives of the Company or its affiliated entities on the other hand, shall be settled by binding arbitration, at the request of either party, under the rules of the American Arbitration Association. The arbitrator shall be a retired federal or state judge with at least ten year experience as a judge. The arbitrator shall apply Nevada law. The demand for arbitration must be in writing and made within the applicable statute of limitations period. The arbitration shall take place in Reno, Nevada. The parties shall be entitled to conduct reasonable discovery, including conducting depositions and requesting documents. The arbitrator shall have the authority to resolve discovery disputes, including but not limited to determining what constitutes reasonable discovery. The arbitrator shall prepare in writing and timely provide to the parties a decision and award which includes factual findings and the reasons upon which the decision is based.

The decision of the arbitrator shall be binding and conclusive on the parties, except as may otherwise be required by law. Judgment upon the award rendered by the arbitrator may be entered in any court having proper jurisdiction. Each party shall bear its or his own fees and costs incurred in connection with the arbitration, except that the arbitrator may award attorneys' fees and costs in accordance with applicable law.

Both the Company and Employee understand and agree that by using arbitration to resolve any Claims between Employee and the Company (or its affiliates) they are giving up any right that they may have to a judge or jury trial with regard to those Claims.

ARTICLE 9.

MISCELLANEOUS

9.1Entire Agreement. This agreement between Employee and the Company constitutes the entire agreement between the parties with respect to the matters referencedherein.

9.2Amendments. The agreement can be modified only by a written instrument executed by Employee and Company or its successor on behalf of the Company.

9.3Disqualification. Employee represents and warrants to the company that Employee does not have any "bad actor" disqualification set forth in Rule 506 (d) of Regulation D under the Securities Act of 1933. Employee acknowledges that Employee's representation set forth in this Section 9.3 was a condition precedent to the Company entering into this Agreement.

9.4Severable Provisions. The provisions of this Agreement are separate and distinct, and if any provisions are determined to be unenforceable in whole or in part, the remaining provisions, and the enforceable parts of any partially unenforceable provisions, shall nevertheless be enforceable.

9.5Surviving Terms. The provisions of Articles 5, 6, 7, 8, and Section 9.8 shall survive the Term of this Agreement and the termination of Employee's services.

9.6Successors and Assigns. The Company may assign its rights and delegate its duties under this Agreement. Employee may assign their rights under this Agreement only with the Company's prior written consent. Employee may not delegate their duties.

9.7Resignation from Positions with the Company. The termination of the Employee's services for the Company for any reason shall, without any further action on the part of Employee, constitute Employee's resignation from any board, or officer position Employee has with the Company and any of its affiliates, which resignation shall be effective as of Employee's last day of providing services.

9.8Cooperation. From and after the termination of Employee's services for the Company, Employee agrees, upon the Company's request, to reasonably cooperate in any investigation, litigation, arbitration or regulatory proceeding regarding events that occurred during the time that Employee is retained by the Company or its affiliates. Employee will make himself reasonably available to consult with Company's counsel, to provide information and to appear to give testimony. The Company will, to the extent permitted by law, reimburse Employee for any reasonable out-of-pocket expenses that Employee incurs in extending such cooperation, so long as the Employee provides the Company with advance written notice of Employee's request for reimbursement and provides satisfactory documentation of the expenses.

9.9Governing Law. Regardless of the choice of law provisions of Nevada or of any other jurisdiction, Nevada law shall in all respects govern the validity, construction, and interpretation of this Agreement.

9.10Headings. Section and subsection headings do not constitute part of this Agreement. They are included solely for convenience and reference, and they in no way define, limit, or describe the scope of this Agreement or the intent of any of its provisions.

9.11 Integration. This Agreement together with any exhibits or schedules attached hereto, including any documents expressly incorporated into it by the terms of this Agreement, constitutes the entire agreement between the parties and supersedes all prior oral and written agreements, understandings, negotiations, and discussions relating to the subject matter of this Agreement. With this Agreement the parties rescind any previous agreements or arrangements between themselves. Any supplement, modification, waiver, or termination of this Agreement is valid only if it is set forth in writing and signed by both parties. The waiver of any provision of this Agreement shall not constitute a waiver of any other provisions and, unless otherwise stated, shall not constitute a continuing waiver.

9.12Notice. Any notice or other communication required or permitted under this Agreement shall be in writing to the address set forth on Exhibit A and shall be deemed to have been given (i) if personally delivered, when so delivered, (ii) if mailed, one week after having been placed in the United States mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address listed below or (iii) by national overnight delivery service upon receipt In order for a party to change its address or other information for the purpose of this section, the party must first provide notice of that change in the manner required by this section.

9.13Advice of Counsel. The Parties each agree and represent that they (i) have had advice of counsel of their choosing or had the opportunity of obtaining advice of counsel, in the negotiation and the preparation of this Agreement, (ii) have read this Agreement, and (iii) are fully aware of the contents and legal effect of the this Agreement.

9.14Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(Signature page immediately follows)

IN WITNESS WHEREOF, the parties have caused this Employee Agreement to be duly executed by their respective authorized representatives as of the Effective Date.

"COMPANY":

American Battery Metals Corporation,

a Nevada Corporation

By: /s/ Douglas D. Cole

Name: Douglas D. Cole

Title: Chief Executive Officer

"EMPLOYEE":

By: /s/ Jiajia Meng

Name: Jiajia Meng

EXHIBIT A

Additional Terms

A.Services. Employee shall have the title of Principal Chemical Engineer, and the expected date for Employee to begin services is March 9, 2020. Employee shall perform the following duties and exercise such powers as are usually performed by such duties:

1.Support the development and implementation of the Company's lithium-ion battery recycling system.

2.Lead Research & Development efforts for the design and validation of integrated processes for the extraction of battery metals (lithium, nickel, cobalt, etc.) from primary resources.

3.Support the construction design and operational efforts for the implementation of commercial scale systems for the extraction of battery metals from primary resources.

B.Compensation. Pursuant to the terms of this Agreement, employee shall be entitled to receive the following compensation:

1.Salary: $170,000 per year.

2.Bonus Compensation: Up to $170,000 per year, based solely on Employee achieving certain performance milestones that are to be agreed to in writing by the Parties within ninety (90) days of this Agreement.

3.Equity Compensation: One million five hundred thousand (1,500,000) shares of its restricted common stock to be issued as of the Effective Date of this Agreement, provided that Employee acknowledges that such grant is conditioned on Employee's continued services to the Company until at least February 3, 2021. As such, Employee agrees that if he voluntarily ceases to provide services to the Company before such date or if Employee is terminated by the Company for Cause (as defined in Article 3.4 of this Agreement) then Employee will forfeit the Shares.

4.Bonus Equity Compensation: Employee shall be entitled to receive up to one million (1,000,000) additional shares of its restricted common stock based solely on Employee achieving certain performance milestones that are to be agreed to in writing by the Parties within ninety (90) days of this Agreement.

5.Benefits: Until such time as the Company has a healthcare plan in place for employees, the Company shall reimburse Employee up to $2,000 per month for medical insurance.

C.Addresses. For purposes of notice under this Agreement the addresses of the Company and Employee are as follows:

Company:American Battery Metals Corporation 930 Tahoe Blvd, Suite 802-16

Incline Village, NV 89451

Attn: Doug Cole, CEO

Employee:Jiajia Meng

39876 Parada St

Newark, CA 94560